MOL Plc.
Finance

RECEIVED

2009 JAN -8 A 8:40

25th November, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.



09045063

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

PROCESSED
JAN 16 2009
THOMSON REUTERS

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu




RECEIVED
2009 JAN -8 A 8:40

INVESTOR NEWS

19 December 2008

Oman Oil Budapest Limited notification on change of voting rights

MOL Plc. hereby informs the capital market participant that Oman Oil Budapest Limited sent the attached information to MOL Plc. on 19 December 2008.

At the same time we inform the capital market participants that the closing condition precedents of the transaction announced on 10 March 2008 have not been met yet.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755



MOL Magyar Olaj- és Gázipari Nyrt.
1117 Budapest
Október huszonharmadika utca 18.

Form of announcement relating to the acquisition / sale of voting rights in accordance with section 61 of the Capital Market Act

1. Name of the issuer/original issuer of existing share granting voting rights **MOL Magyar Olaj- és Gázipari Nyilvánosan Működő Részvénytársaság** .
2. Reason of announcement (mark the appropriate square/squares):
   - x acquisition or sale of voting rights
   - □ acquisition or sale of such financial instruments that may result in the obtaining of existing shares granting voting rights
   - □ event having effect on the proportion of voting rights
3. The full name of the person(s) obliged to make the announcement: **Oman Oil (Budapest) Limited**
4. The full name of the shareholder(s) (if it is differing from that set out in clause 3)
5. The date of the transaction and the date of reaching or exceeding the threshold: **18 December 2008**
6. Reached or exceeded threshold(s): **15%**
7. Data announced:

Voting rights connected to the shares							
Class/type of shares (by using ISIN number)	Original situation before the triggering transaction		Situation following the triggering transaction				
	Number of shares	Number of votes	Number of shares	Number of votes		Percentage of votes	
			Direct	Direct	Indirect	Indirect	Direct
HU0000010517	**8,774,040**	**8,774,040**	**16,090,334**	**16,090,334**			**15.4%**
A) PARTIAL AMOUNT (on the basis of the total amount of voting rights)	**8,774,040**	**8,774,040**	**16,090,334**	**16,090,334**			**15.4%**

Financial instruments				
Situation after the triggering transaction				
Type of financial instrument or agreement	Expiry date	Deadline/term for using/exchanging the financial instrument	Votes that can be obtained by sing/exchanging the financial instrument	Percentage of votes
		B) PARTIAL AMOUNT (in respect of all expiry dates)		

TOTAL (A+B)	Number of votes	Percentage of votes
	16,090,334	**15.4%**

8. If relevant, the chain of controlled companies through which the voting rights / financial instruments are actually possessed -

9. Voting through authorised representative : - (name of representative, number of votes represented, expiry date of authorisation)

10. Other information, if necessary: -

Budapest, 18 December, 2008

Schedule of the form

a) Personal data of the person obliged to make the announcement:
Full name: **Oman Oil (Budapest) Limited**
Address: **P.O. Box. 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands**
Phone number: +968 24 573 100
Other relevant data (in the case of a company at least one contact person): -
b) The personal data of the person making the announcement [if the announcement is made on behalf of the person in clause a)]: -
Full name: **Partos & Noblet Law Office**
Address: **H-1051 Budapest, Vörösmarty tér 7/8, Hungary**
Phone number: **+36 1 505 4480**
Other relevant data (characteristics of the relationship with the person obliged to make the announcement)
Partos & Noblet Law Office made this announcement as legal representative of Oman Oil (Budapest) Limited
c) Other information

PARTOS ÉS NOBLET ÜGYVÉDI IRODA
in co-operation with Lovells LLP
H-1051 Budapest, Vörösmarty tér 7/8.
Tel.: +36 1 505 4480, Fax: +36 1 505 4485
Adószám: 18169443-2-41

Dr. ifj. PARTOS LÁSZLÓ ügyvéd
Partos és Noblet Ügyvédi Iroda
in co-operation with Lovells LLP
H-1051 Budapest, Vörösmarty tér 7/8.
Tel.: +36 1 505 4480, Fax: +36 1 505 4485
Adószám: 18169443-2-41

Power of Attorney	Meghatalmazás
We, the undersigned	Alulírott

Oman Oil (Budapest) Limited

a company incorporated under the laws of Cayman Islands, with its registered office at P.O. Box. 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands (hereinafter referred to as the "**Represented Party**") hereby grant power of attorney to	amely a Kajmán Szigetek joga alatt bejegyzett gazdasági társaság, székhelye: P.O. Box. 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands (a továbbiakban mint a "**Meghatalmazó**"), ezennel meghatalmazzuk az alábbi személyeket

dr. ifj. Partos László (H-1014 Budapest, Táncsics u. 21.)
Christopher Noblet (H-1116 Budapest, Mélykút utca 19.)

individually (hereinafter referred to as the "**Authorised Persons**")	egyéni képviseleti joggal felruházva őket, (a továbbiakban mint "**Meghatalmazottak**"),
to represent the Represented Party in any way whatsoever in relation to the notification of changes in its existing interest in MOL Plc (hereinafter referred to as the "**Issuer**") to the Hungarian Financial Supervisory Authority, the Issuer, the National Energy Office and any other party.	hogy képviseljék a Meghatalmazót bármely módon a MOL Nyrt-ben (a továbbiakban mint a „**Kibocsátó**") fennálló befolyásában történt változások bejelentésével kapcsolatban a Pénzügyi Szervezetek Állami Felügyelete, a Kibocsátó, a Magyar Energia Hivatal és bármely más személy előtt.
The Authorised Persons are authorised to do any and all acts, which in their view are necessary or expedient in connection with the purpose of this power of attorney.	A Meghatalmazottak jogosultak minden olyan cselekmény megtételére, amely megítélésük szerint szükséges vagy célszerű jelen meghatalmazás céljával összefüggésben.
In case of doubt, this power of attorney shall be interpreted as widely as possible to achieve the purpose for which it was granted.	Kétség esetén a jelen meghatalmazást a lehető legtágabban kell értelmezni a meghatalmazás céljának elérése érdekében.
This Power of Attorney was executed in English and Hungarian. In case of any discrepancy between the two versions, the English version shall prevail. This power of attorney shall be governed by the laws of Hungary.	Jelen meghatalmazás angol és magyar nyelven készült. Amennyiben a két verzió között eltérés lenne, úgy az angol nyelvű verzió irányadó. Jelen meghatalmazásra a magyar jog irányadó.
This power of attorney is made on 15 December 2008.	Jelen meghatalmazás 15/12/2008. napján kelt.

Oman Oil (Budapest) Limited
represented by / képviseli:
Mulham Al Sarf, Director

Dr. ifj. PARTOS LÁSZLÓ ügyvéd
Partos és Noblet Ügyvédi Iroda
in co-operation with Lovells LLP
H-1051 Budapest, Vörösmarty tér 7/8.
Tel.: +36 1 505 4480, Fax: +36 1 505 4485
Adószám: 18189443-2-41

▶ **MOL Plc.**



INVESTOR NEWS

18 December 2008

BHV AG notification on change of voting rights

MOL Plc. hereby informs the capital market participant that UniCredit Bank Hungary Zrt. sent the attached information on 17 December 2008 to MOL Plc. about change of voting rights of BHV AG.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755



RECEIVED

2009 JAN -8 A 8:40

Custody and Settlement Division

Értékpapír Letétkezelési Főosztály

Company / Cég:
Pénzügyi Szervezetek Állami Felügyelete

Addressee / Címzett:
Tőkepiaci Befektetések és Vállalati Finanszírozások Főo.
Zombai Csilla

Fax Number / Fax szám:
489 9422

Copy / Másolatot kap:

Subject / Tárgy:
Befolyásszerzés bejelentése

Sender / Küldő:	E-mail / E-mail:	Telephone / Telefon:
Hazafi László	Hazafi.Laszlo@hu.hvb-cee.com	(361)-301-1942
Date / Dátum:	**Numbers of Pages / Oldalak száma:**	**Fax / Fax szám:**
2008.12.17.	6	(361)-301-1929

Tisztelt Hölgyem,

Mellékelten megküldjük a Bayerische Hypo- und Vereinsbank AG befolyásszerzéséről szóló adatlapot, illetve a befolyásszerző meghatalmazását. A Küldeményt megpróbáljuk a KAP programon keresztül elektronikus aláírással ellátva is megküldeni (jelenleg technikai okokból ezt még nem tudtuk megtenni).

Az UniCredit Bank Hungary Zrt. az ügyben mint a befolyásszerző letétkezelője jár el.

A befolyásszerzésről mai napon tájékoztattuk a kibocsátó igazgatóságát is.

Amennyiben kérdésük lenne, szívesen állunk rendelkezésükre.

Üdvözlettel:

UniCredit Bank Hungary Zrt.
52.

Szász László
osztályvezető

Gazsó Ildikó
ügyfélreferens

UniCredit Bank Hungary Zrt.
HVB Bank Hungary Rt.
H-1054 Budapest,
Szabadság tér 5-6.
H-1242 Budapest, Pf. 386
Telefon: +36-1/269-0812
Telefax: +36-1/353-4959

Adószám: 10325737-2-44
Cg. 01-10-041348
SWIFT: BACXHUHB

H - 1054 Budapest, Akadémia u. 17. Hungary

ANNEX

STANDARD FORM FOR MAJOR HOLDING NOTIFICATION
(FOR VOTING RIGHTS ATTACHED TO SHARES, AND FOR FINANCIAL INSTRUMENTS) [i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [ii]: MOL Hungarian Oil and Gas Company

2. Reason for the notification (please tick the appropriate box or boxes):

   [X] an acquisition or disposal of voting rights

   [ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

   [ ] an event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation [iii]: Bayerische Hypo- und Vereinsbank Aktiengesellschaft

4. Full name of shareholder(s) (if different from 3.) [iv]:

5. Date of the transaction and date on which the threshold is crossed or reached [v]: 12.12.2008

6. Threshold(s) that is/are crossed or reached: 15%

7. Notified details:

A) Voting rights attached to shares							
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares [viii]	Number of Voting rights [ix]	Number of shares	Number of voting rights [x]		% of voting rights	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
HU0000068952	10.011.494	10.011.494	17.011.494	17.011.494		16,277%	16,277%
SUBTOTAL A (based on aggregate voting rights)	10.011.494	10.011.494	17.011.494	17.011.494		16,277%	

B) Financial Instruments
Resulting situation after the triggering transaction [xiii]

Type of financial instrument	Expiration Date[xiv]	Exercise/Conversion Period/ Date[xv]	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
		SUBTOTAL B (in relation to all expiration dates)		

Total (A+B)	**number of voting rights**	**% of voting rights**
17.011.494	17.011.494	16,277%

8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable[xvi]:

9. In case of proxy voting: [*name of the proxy holder*] will cease to hold [*number*] voting rights as of [*date*].

10. Additional information:

Bayerische Hypo- und Vereinsbank AG

HypoVereinsbank
UniCredit Group

POWER OF ATTORNEY

We, the undersigned, as the authorized representatives of

Bayerische Hypo- und Vereinsbank Aktiengesellschaft,

with its registered seat in Munich, Germany, hereby make, constitute and appoint UniCredit Bank Hungary Zrt., 1054 Budapest, Szabadság tér 5-6. (hereinafter: „Attorney")

to provide information from time to time as required by applicable law and regulation to the necessary bodies (such as the Hungarian Financial Supervisory Authority (HFSA) and the Issuers) and make the necessary disclosure reporting to the HFSA and the Issuer on our behalf in confirmity with and as required by any applicable law and regulation.

All powers vested in the Attorney by this Power of Attorney may be exercised by any attorney of the Attorney as appointed by the Attorney.

The present Power of Attorney is valid until the day when our written withdrawal is received by the Attorney.

We accept that the Hungarian laws and regulations shall apply to the terms and conditions of the present Power of Attorney.

Place and Date:
Munich, 26. September, 2008

By:

(Gabriele Breker-Budiman) (Jutta Stufler)

File No. B3717 /2008
dated 2nd October 2008

I hereby certify that the above are the true signatures, acknowledged in my presence, of

1. Ms. Gabriele-Breker-Budiman,
   born on the 13th day of September 1954,
   personally known to me,
   business address: 80538 München, Am Tucherpark 14,

2. Ms. Jutta Stufler,
   born on the 3rd day of March 1966,
   personally known to me,
   business address: 80538 München, Am Tucherpark 14,

acting on behalf of

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft,
registered office in Munich, Germany.

After careful examination of the Commercial Register of the Local Court of Munich made on 2nd day of October 2008, I hereby certify that the above-mentioned Company is registered under Section B, No. 42148 and that

Ms. Gabriele Breker-Budiman

and

Ms. Jutta Stufler

both as holders of a special statutory authority ("Prokura"), are jointly authorized to represent it.

Munich, this 2nd day of October 2008

Dr. Gregor Basty,
Notary Public in Munich Germany

APOSTILLE

(Convention de La Haye du 5 octobre 1961)

1. Land: Bundesrepublik Deutschland

   Diese öffentliche Urkunde
2. ist unterschrieben von **Dr. Gregor Basty**
3. in seiner Eigenschaft als **Notar**
4. Sie ist versehen mit dem Siegel des **Notars Dr. Gregor Basty in München**

Bestätigt

5. in München 6. am 2. Oktober 2008
7. durch den Präsidenten des Landgerichts München I
8. unter Nr. 910 a- 8672/08
9. Siegel 10. Unterschrift
   Im Auftrag:



BAYERN • DER PRÄSIDENT DES LANDGERICHTS MÜNCHEN I

Christine Köppl
Amtsinspektorin

Geb. Reg. Nr. B 3717

§§ 140, 141, 18 ff., 39 ff. KostO
Geschäftswert 10.000,00 €

§§ 32, 33	45	12,50 €
§ 150		13,00 €
		€
		€
Schr.Geb. §§ 136,152I		€
Auslagen §§ 137,152II		€
		26,50 €
Umsatzsteuer		5,04 €
Apostille		13,50 €
		45,04 €




2009 JAN -8 A 8:40

INVESTOR NEWS

12 December 2008

OMV notification on change of voting rights

MOL Plc. hereby informs the capital market participant that OMV sent the attached information to MOL Plc. on 12 December 2008.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26


RECEIVED



OMV

12 December 2008

Hungarian Financial Services Authority
1013 Budapest, Krisztina krt. 39.
Fax: +36-1-489-9102

Pénzügyi Szervezetek Állami Felügyelete
1013 Budapest, Krisztina krt. 39.
Fax: +36-1-489-9102

Hungarian Energy Office
1081 Budapest, Köztársaság tér 7.
Fax: +36-1-459-7766

Magyar Energia Hivatal
1081 Budapest, Köztársaság tér 7.
Fax: +36-1-459-7766

Board of Directors, MOL Plc.
1117 Budapest, Október huszonharmadika u. 18.
Fax:+36-1-464-1335

MOL Nyrt. Igazgatósága
1117 Budapest, Október huszonharmadika u. 18.
Fax:+36-1-464-1335

OMV Aktiengesellschaft

Tel. +43 (1) 40 440
Fax +43 (1) 40 440

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
1090 Wien, Austria

Registered at:
Company Court Wien
Company Registration No. 93363 z
Registered Office: Wien
VAT No. ATU14189108
DPR No. 0065648

www.omv.com

By fax and post

Fax és posta útján

Re: Notification on change of voting rights in MOL plc

Tárgy: MOL Nyrt-ben fennálló szavazati jogokban bekövetkezett változás bejelentése

Dear Addresses,

OMV Aktiengesellschaft (registered seat: 1090 Vienna, Otto Wagner-Platz 5., Austria, company registration number: FN 93363 z), **OMV Solutions GmbH** (registered seat: 1020 Vienna, Lassallestraβe 3., Austria; company registration number: FN 80445 b) and **OMV Clearing und Treasury GmbH** (registered seat: 1090 Vienna, Otto Wagner-Platz 5., Austria; company registration number: FN 50606 x; "OMV Treasury"), through OMV Aktiengesellschaft as (direct or indirect) mother company -as provided in Section 61 (9) of Act CXX of 2001 on the Capital Market; hereinafter: "HCMA"- are hereby sending to the Honourable Addressees

Tisztelt Címzettek!

Az **OMV Aktiengesellschaft** (székhely: 1090 Bécs, Otto Wagner-Platz 5., Ausztria, cégjegyzékszám: FN 93363 z), az **OMV Solutions GmbH** (székhely: 1020 Bécs, Lassallestraβe 3., Ausztria; cégjegyzékszám: FN 80445 b) és az **OMV Clearing und Treasury GmbH** (székhely: 1090 Bécs, Otto Wagner-Platz 5., Ausztria; cégjegyzékszám: FN 50606 x; „OMV Treasury"), a tőkepiacról szóló 2001. évi CXX. törvény („Tpt.") 61.§ (9) bekezdése alapján az OMV Aktiengesellschaft mint (közvetlen vagy közvetett) anyavállalat útján, figyelemmel a Tpt. 61.§-ban, továbbá a földgázellátásról szóló 2003. évi XLII. törvény 52.§ (3) bekezdésében foglalt bejelentési kötelezettségre, a nyilvánosan forgalomban hozott értékpapírokkal kapcsolatos tájékoztatási

the notification ("Notification") on the change in their direct and indirect voting rights in MOL Hungarian Oil and Gas Public Limited Company ("MOL") in the form prescribed in Decree of the Minister of Finance No. 24/2008 (VIII.15) on the detailed rules of the disclosure obligations relating to publicly issued securities ("Decree") with a view to the obligation set forth in Section 61 of the HCMA and in Section 52 (3) of Act XLII on the Supply of Natural Gas.

kötelezettség részletes szabályairól szóló 24/2008. (VIII.15) PM rendelet (a továbbiakban: „Rendelet") által előírt formában mellékelten megküldik a Tisztelt Címzettek részére a MOL Magyar Olaj- és Gázipari Nyilvánosan működő Részvénytársaságban (a továbbiakban: „MOL") fennálló közvetlen és közvetett szavazati joguk mértékében bekövetkezett változás bejelentését („Bejelentés").

With respect to the fact that the notification form introduced by the Decree does not allow the precise description of the cause and nature of the change in our voting rights, to promote the transparency of the capital market we supplement the information contained in the Notification as follows.

Tekintettel arra, hogy a Rendelet által bevezetett bejelentési formanyomtatvány nem teszi lehetővé a szavazati jogunkban bekövetkezett változás okának, illetve jellegének pontos leírását, a tőkepiac transzparenciájának biztosítása érdekében a Bejelentésben foglaltakat az alábbiakkal egészítjük ki.

The change in our voting rights indicated in the Notification has occurred as a result of a share sale and repurchase agreement (so called repo agreement).

A szavazati jogunk Bejelentésben feltüntetett változására egy részvényeladási és - visszavásárlási ügylet (ún. repó ügylet) megkötése eredményeképpen került sor.

The basic elements of the present repo agreement are as follows

A megkötött jelen repó ügylet lényegi elemei az alábbiak:

Repo seller:	OMV Clearing und Treasury GmbH	**Repó eladó:**	OMV Clearing und Treasury GmbH
Repo buyer:	Bayerische Hypo- und Vereinsbank AG; Munich	**Repó vevő:**	Bayerische Hypo- und Vereinsbank AG; Munich
Shares involved:	7,000,000 class "A" ordinary share issued by MOL Nyrt. (ISIN:HU0000068952)	**Érintett részvények:**	7.000.000 darab, „A" sorozatú MOL Nyrt. törzsrészvény (ISIN:HU0000068952)
Trade date:	12 December 2008	**Ügyletkötés dátum:**	2008. december 12.

Settlement date of repurchase by OMV Clearing und Treasury GmbH:	19 March 2009	**OMV Clearing und Treasury GmbH általi visszavásárlás elszámolásának időpontja:**	2009. március 19.
Voting agreement regarding the shares transferred:	There is no such agreement, the repo purchaser is free to exercise the voting rights attached to the transferred shares.	**Szavazati megállapodás az átruházott részvények vonatkozásában:**	Nincs, a repó vevő belátása szerint gyakorolhatja a megszerzett részvényekhez kapcsolódó szavazati jogokat.

In accordance with the above, upon the completion of the repurchase leg of the repo transaction the extent of our direct or indirect *voting rights* as well all the extent of our *control* in MOL will increase again, which we will notify in accordance with the applicable laws, including the law in force on Natural Gas.

A fentiekkel összhangban a repó ügylet visszavásárlási lábának teljesítésekor a MOL-ban fennálló közvetlen, illetve közvetett *szavazati jogunk*, valamint *befolyásunk* ismételten növekedni fog, amelyet a vonatkozó jogszabályoknak, így a földgázellátásról szóló törvény rendelkezéseinek megfelelően be fogunk jelenteni.

Vienna, 12 December 2008.

Bécs, 2008. december 12.

Yours sincerely, Tisztelettel:

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
1090 Wien

OMV Aktiengesellschaft

Name/Név:
Position/ Beosztás:

Attachment/Melléklet

A Tpt. 61. §-a szerinti, szavazati jogot biztosító részvény, illetőleg szavazati jog megszerzésének vagy elidegenítésének bejelentéséhez használandó formanyomtatvány

1. Olyan meglévő részvény kibocsátójának vagy eredeti kibocsátójának megnevezése, amelyhez szavazati jog kapcsolódik[ii]: **MOL Magyar Olaj- és Gázipari Nyrt.**

2. A bejelentés oka (jelölje be a megfelelő négyzetet/négyzeteket):
   [x] szavazati jogok megszerzése vagy **elidegenítése**
   [ ] pénzügyi eszközök megvásárlása vagy értékesítése, amely olyan, már kibocsátott részvények megszerzését eredményezheti, amelyekhez szavazati jogok kapcsolódnak
   [ ] a szavazati jogok megoszlását megváltoztató esemény

3. A bejelentésre kötelezett személy(ek) teljes neve[iii]:

OMV Aktiengesellschaft

4. A részvényes(ek) teljes neve (ha eltér a 3. pontban említett személytől)[iv]: -

5. Az ügylet időpontja és a küszöbérték átlépésének vagy elérésének időpontja[v]:

Az ügylet időpontja: 2008. december 12.

A küszöbérték átlépésének napja: 2008. december 19.

6. Az átlépett vagy elért küszöbérték(ek): **5%**

7. Bejelentett adatok:

A) A részvényekhez kapcsolódó szavazati jogok[vi]							
A részvények osztálya/típusa (lehetőleg az ISIN-kód használatával)	A kiváltó ügyletet megelőző helyzet[vii]		A kiváltó ügylet utáni helyzet[viii]				
	Részvények száma	Szavazati jogok száma[ix]	Részvények száma	Szavazati jogok száma[x]		Szavazati jogok %-a	
			Közvetlen	Közvetlen[xi]	Közvetett[xii]	Közvetlen	Közvetett
HU0000068952	**közvetett: 7.679.489**	**közvetett: 7.679.489**	**közvetett: 679.489**	-	**679.489**		**0,65%**
A) RÉSZÖSSZEG (a szavazati jogok összesítése alapján)	**közvetett: 7.679.489**	**közvetett: 7.679.489**	**közvetett: 679.489**	**679.489**			**0,65%**

Pénzügyi eszközök				
A kiváltó ügylet utáni helyzet[xiii]				
A pénzügyi eszköz, illetőleg megállapodás típusa	Lejárat időpontja[xiv]	Felhasználási/átváltási időszak/határidő[xv]	Az eszköz felhasználása/átváltás a esetén megszerezhető szavazati jogok száma	Szavazati jogok %-a
		B) RÉSZÖSSZEG (az összes lejárati dátum vonatkozásában)		

Összesen (A+B)	szavazati jogok száma	szavazati jogok %-a
	közvetett: 679.489	**közvetett: 0,65%**

8. Ha releváns, az ellenőrzött vállalkozások láncolata, amelyeken keresztül a szavazati jogokat és/vagy a pénzügyi eszközöket ténylegesen birtokolják[xvi]:

<u>Az OMV Clearing und Treasury GmbH</u> (1090 Bécs, Otto Wagner-Platz 5., Ausztria; cégjegyzékszám: FN 50606 x; telefonszám: +43 1 404 40 21674, faxszám: +43 1 404 40 621674, kapcsolattartó: Orlovits Klaus): a jelen bejelentés tárgyát képező részvények egyetlen részvény kivételével az OMV Clearing und Treasury GmbH <u>közvetlen</u> tulajdonában vannak. Az OMV Clearing und Treasury GmbH <u>közvetlen</u> szavazati jogának száma a bejelentett ügylet előtt 7.679.488, azt követően pedig 679.488 (0,65%). Az OMV Clearing und Treasury GmbH az OMV Solutions GmbH 100%-os leányvállalata.

<u>OMV Solutions GmbH</u> (Lassallestraße 3, 1020, Bécs, Ausztria; cégjegyzékszám: FN 80445 b; telefonszám: +43 1 404 40 21674, faxszám: +43 1 404 40 621674, kapcsolattartó: Orlovits Klaus): az OMV Aktiengesellschaft 100%-os leányvállalata és az OMV Clearing und Treasury GmbH 100%-os anyavállalata. Az OMV Solutions GmbH <u>közvetlen</u> szavazati jogainak száma mind a bejelentett ügylet előtt, mind azt követően 1 (egy) darab. Az OMV Solutions GmbH <u>közvetett</u> szavazati jogának száma és százalékos aránya a bejelentett ügylet előtt 7.679.488, azt követően pedig 679.488 (0,65%).

Az OMV Aktiengesellschaft a MOL Nyrt.-ben nem rendelkezik *közvetlen* szavazati joggal.

Az OMV Aktiengesellschaft, mint anyavállalat a 2001. évi CXX. törvény 61. § (9) bekezdése alapján az OMV Clearing und Treasury GmbH és az OMV Solutions GmbH nevében is eljár a jelen bejelentés megtétele során.

9. Meghatalmazott útján történő szavazás esetében: ....
[*meghatalmazott neve*] [*számú*] szavazati jog birtoklására szóló meghatalmazása [*dátum*]-án/-én lejár.
10. További információk, ha szükséges:

A fent bejelentett ügylet egy részvény eladási és visszavásárlási ügylet eladási lába – a visszavásárlási lábat illetően hivatkozunk a jelen bejelentéssel egyidejűleg megtett külön bejelentésünkre és a jelen bejelentéshez csatolt kísérőlevélre.

Kelt: Bécs, 2008. december 12.

OMV Aktiengesellschaft OMV
Otto-Wagner-Platz 5
1090 Wien, Österreich
OMV Aktiengesellschaft

ppa [signature] ppa [signature]
Name/Név:
Position/ Beosztás:

A formanyomtatvány melléklete[xvii]

a) A bejelentésre kötelezett személy azonosító adatai:

Teljes név	**OMV Aktiengesellschaft**
Cím	**1090 Bécs, Otto Wagner-Platz 5., Ausztria**
Telefonszám	**+43 1 404 40 21674**
Faxszám	**+43 1 404 40 621674**
Egyéb lényeges információ (természetes személy kivételével legalább egy kapcsolattartó személy)	**Mr. Klaus Orlovits**

b) A bejelentő személy azonosító adatai [amennyiben az *a)* pontban említett személy nevében más teszi meg a bejelentést]:

c) További információk

Tájékoztató a formanyomtatvány kitöltéséhez

[i] Ezt a nyomtatványt el kell küldeni a kibocsátó (eredeti kibocsátó) részére, továbbá egyidejűleg be kell nyújtani a Felügyelethez.

[ii] A jogalany teljes neve vagy a kibocsátó (eredeti kibocsátó) azonosítására szolgáló egyéb információ.

[iii] A Tpt. 61. §-ában foglaltakkal összhangban az alábbi személy(ek) megjelölése szükséges:
a) a részvényes;
b) a Tpt. 61. § (5) bekezdés *b)-h)* pontjában szereplő esetekben szavazati jogokat megszerző, értékesítő vagy azokat gyakorló természetes vagy jogi személy;
c) a Tpt. 61. § (5) bekezdés *a)* pontjában említett megállapodás minden aláíró fele;
d) pénzügyi eszközök birtokosa, aki jogosult olyan már kibocsátott részvények megszerzésére, amelyekhez szavazati jogok kapcsolódnak.

A Tpt. 61. § (5) bekezdés *b)-h)* pontjában említett ügyletekhez kapcsolódóan az alábbi személy(ek) megjelölése szükséges:

a *b)* pontban meghatározott esetben a szavazati jogokat megszerző, és azok gyakorlására a megállapodás értelmében jogosult természetes személy vagy jogi személy, és a szavazati jogokat ellenszolgáltatás fejében ideiglenesen átruházó természetes személy vagy jogi személy;

a *c)* pontban meghatározott esetben a biztosítékot birtokló természetes személy vagy jogi személy, feltéve, hogy a természetes vagy jogi személy ellenőrzi a szavazati jogokat és bejelenti azok gyakorlásának szándékát, valamint az ezen körülmények között a biztosítékot elhelyező természetes vagy jogi személy;

a *d)* pontban meghatározott esetben a részvényeken haszonélvezettel rendelkező természetes személy vagy jogi személy, ha ez a személy jogosult a részvényekhez kapcsolódó szavazati jogok gyakorlására, valamint a haszonélvezet létesítésekor a szavazati jogokat értékesítő természetes vagy jogi személy;

az *e)* pontjában meghatározott esetben az ellenőrző természetes személy vagy jogi személy és az ellenőrzött vállalkozás, amely egyéni alapon a Tpt. 61. § (1) bekezdése és (5) bekezdésének *a)-d)* pontja értelmében, vagy az említett esetek kombinációja alapján bejelentési kötelezettséggel rendelkezik;

az *f)* pontban meghatározott esetben a letétbe helyezett részvények megőrzője, ha a nála letétbe helyezett részvényekhez kapcsolódó szavazati jogokat saját belátása szerint gyakorolhatja, valamint a letétbe helyező, aki engedélyezi a megőrző számára a szavazati jogok saját belátása szerinti gyakorlását;

a *g)* pontban meghatározott esetben a szavazati jogokat birtokló természetes vagy jogi személy;

a *h)* pontban meghatározott esetben a meghatalmazott, ha saját belátása szerint gyakorolhatja a szavazati jogokat, és a meghatalmazottat meghatalmazó részvényes, aki engedélyezi a meghatalmazott számára a szavazati jogok saját belátása szerinti gyakorlását.

[iv] A Tpt. 61. § (5) bekezdés *b)-h)* pontjában említett esetekben alkalmazandó. Itt annak a részvényesnek a teljes neve szerepel, aki ezen joghelyen említett természetes személy vagy jogi személy szerződő fele, kivéve ha a részvényes által birtokolt szavazati jogok százalékaránya alacsonyabb annál a legalacsonyabb küszöbértéknél, amelyet a nemzeti jog a szavazati jogokban való részesedések közzétételére meghatározott.

[v] A küszöb átlépésének időpontja rendes esetben az az időpont, amikor a megvásárlás, az értékesítés vagy a szavazati jogok gyakorlásának lehetősége hatályba lép. A passzív átlépések esetében az az időpont, amikor a társasági esemény megtörtént.

[vi] A Tpt. 61. §-a szerinti bejelentési kötelezettség alól történő mentesülés esetén nem kell összesíteni a közvetlen és a közvetett adatokat, azonban fel kell tüntetni a mentesüléssel kapcsolatos információkat a formanyomtatvány mellékletében foglaltak szerint.

[vii] Adja meg az előző bejelentésben közzétett helyzetet. Amennyiben a kiváltó ügyletet megelőző helyzet a legalacsonyabb küszöbérték (5%) alatt volt, kérjük, írja be: „a minimális küszöbérték alatt".

[viii] Ha a részesedés aránya a legalacsonyabb küszöbérték (5%) alá esett, előfordulhat, hogy a nemzeti jog értelmében nem szükséges közzétenni a részesedés mértékét, csak a tényt, hogy az új részesedés a minimális küszöbérték alatt van.

A Tpt. 61. § (5) bekezdés *a)* pontjában meghatározott esetben nem kell közzétenni a megállapodás szerződő feleinek egyéni részesedését, kivéve, ha valamely fél egyénileg elér vagy átlép egy, a Tpt. 61. § (1) bekezdésében meghatározott küszöbértéket. Megállapodás megkötésekor, módosításakor vagy megszűnésekor alkalmazandó rendelkezés.

[ix] Közvetlen és közvetett.

[x] Kombinált birtoklás (szavazati jogok részvénnyel egybekötött „közvetlen birtoklása" és önálló, „közvetett birtoklása") esetén ossza szét a szavazati jogok számát és százalékarányát a közvetlen és közvetett oszlopokra; ha nincs kombinált birtoklás, hagyja üresen a vonatkozó rovatot.

[xi] A bejelentő fél által birtokolt részvényekhez kapcsolódó szavazati jogok [Tpt. 61. § (1) bekezdés].

[xii] A részvények birtoklásától függetlenül a bejelentő fél által birtokolt szavazati jogok [Tpt. 61. § (5) bekezdés].

[xiii] A részesedés mértékét akkor is szükséges közzétenni, ha a részesedés aránya a legalacsonyabb küszöbérték (5%) alá esett.

[xiv] A pénzügyi eszköz esedékessége/lejárata, azaz az időpont, amikor a részvények megszerzésének joga lejár.

[xv] Ha a pénzügyi eszköznek van ilyen időszaka, határozza meg ezt az időszakot (pl. háromhavonta egyszer [időpont]-tól kezdődően).

[xvi] A bejelentésnek tartalmaznia kell azoknak az ellenőrzött vállalkozásoknak a nevét, amelyeken keresztül a szavazati jogokat birtokolják. A bejelentésnek továbbá tartalmaznia kell az egyes ellenőrzött vállalkozások által birtokolt szavazati jogok számát és százalékarányát. Amennyiben az ellenőrzött vállalkozás egyénileg a legalacsonyabb küszöbértékkel (5%) megegyező vagy annál magasabb arányban birtokol szavazati jogokat, és amennyiben az anyavállalat bejelentése szándék szerint az ellenőrzött vállalkozás bejelentési kötelezettségére is kiterjed.

[xvii] Ezt a mellékletet csak a Felügyelethez kell benyújtani.

A Tpt. 61. §-a szerinti, szavazati jogot biztosító részvény, illetőleg szavazati jog megszerzésének vagy elidegenítésének bejelentéséhez használandó formanyomtatvány

1. Olyan meglévő részvény kibocsátójának vagy eredeti kibocsátójának megnevezése, amelyhez szavazati jog kapcsolódik[ii]: **MOL Magyar Olaj- és Gázipari Nyrt.**

2. A bejelentés oka (jelölje be a megfelelő négyzetet/négyzeteket):
□ szavazati jogok megszerzése vagy elidegenítése
[x] pénzügyi eszközök <u>megvásárlása</u> vagy értékesítése, amely olyan, már kibocsátott részvények megszerzését eredményezheti, amelyekhez szavazati jogok kapcsolódnak
□ a szavazati jogok megoszlását megváltoztató esemény

3. A bejelentésre kötelezett személy(ek) teljes neve[iii]:

OMV Aktiengesellschaft

4. A részvényes(ek) teljes neve (ha eltér a 3. pontban említett személytől)[iv]: -

5. Az ügylet időpontja és a küszöbérték átlépésének vagy elérésének időpontja[v]:

Az ügylet időpontja: 2008. december 12.

A küszöbérték átlépésének időpontja: 2009. március 19. (a bejelentett részvény-visszavásárlási ügylet elszámolási napja)

6. Az átlépett vagy elért küszöbérték(ek): 5%
7. Bejelentett adatok:

A részvényekhez kapcsolódó szavazati jogok[vi]							
A részvények osztálya/típusa (lehetőleg az ISIN-kód használatával)	A kiváltó ügyletet megelőző helyzet[vii]		A kiváltó ügylet utáni helyzet[viii]				
	Részvények száma	Szavazati jogok száma[ix]	Részvények száma	Szavazati jogok száma[x]		Szavazati jogok %-a	
			Közvetlen	Közvetlen[xi]	Közvetett[xii]	Közvetlen	Közvetett
HU0000068952	közvetett: 679.489	közvetett: 679.489					
A) RÉSZÖSSZEG (a szavazati jogok összesítése alapján)	Közvetett: 679.489	Közvetett: 679.489					

Pénzügyi eszközök				
A kiváltó ügylet utáni helyzet[xiii]				
A pénzügyi eszköz, illetőleg megállapodás típusa	Lejárat időpontja[xiv]	Felhasználási/átváltási időszak/határidő[xv]	Az eszköz felhasználása/átváltás a esetén megszerezhető	Szavazati jogok %-a

			szavazati jogok száma	
Visszavásárlási megállapodás	**A visszavásárlási ügylet elszámolására (teljesítésére) 2009. március 19. napján fog sor kerülni.**		**Összesen: 7,000.000**	**6.7%**
		B) RÉSZÖSSZEG (az összes lejárati dátum vonatkozásában)	**7,000.000**	**6.7%**

Összesen (A+B)	szavazati jogok száma	szavazati jogok %-a
	közvetett: 7.679.489	**közvetett: 7,35%**

8. Ha releváns, az ellenőrzött vállalkozások láncolata, amelyeken keresztül a szavazati jogokat és/vagy a pénzügyi eszközöket ténylegesen birtokolják[xvi]:

Az OMV Clearing und Treasury GmbH (1090 Bécs, Otto Wagner-Platz 5., Ausztria; cégjegyzékszám: FN 50606 x; telefonszám: +43 1 404 40 21674, faxszám: +43 1 404 40 621674, kapcsolattartó: Orlovits Klaus): a jelen bejelentés tárgyát képező részvények egyetlen részvény kivételével az OMV Clearing und Treasury GmbH közvetlen tulajdonában vannak. Az OMV Clearing und Treasury GmbH *közvetlen* szavazati jogának száma a bejelentett ügylet előtt 679.488, azt követően pedig 679.488 + 7,000,000 részvényre vonatkozó visszavásárlási jog. Az OMV Clearing und Treasury GmbH az OMV Solutions GmbH 100%-os leányvállalata.

OMV Solutions GmbH (Lassallestraße 3, 1020, Bécs, Ausztria; cégjegyzékszám: FN 80445 b; telefonszám: +43 1 404 40 21674, faxszám: +43 1 404 40 621674, kapcsolattartó: Orlovits Klaus): az OMV Aktiengesellschaft 100%-os leányvállalata és az OMV Clearing und Treasury GmbH 100%-os anyavállalata. Az OMV Solutions GmbH közvetlen szavazati jogainak száma mind a bejelentett ügylet előtt, mind azt követően 1 (egy) darab. Az OMV Solutions GmbH közvetett szavazati jogának száma és százalékos aránya a bejelentett ügylet előtt 679.488, azt követően pedig 679.488 + 7,000,000 részvényre vonatkozó visszavásárlási jog.

Az OMV Aktiengesellschaft a MOL Nyrt.-ben nem rendelkezik *közvetlen* szavazati joggal.

Az OMV Aktiengesellschaft, mint anyavállalat a 2001. évi CXX. törvény 61. § (9) bekezdése alapján az OMV Clearing und Treasury GmbH és az OMV Solutions GmbH nevében is eljár a jelen bejelentés megtétele során.

9. Meghatalmazott útján történő szavazás esetében: -
[*meghatalmazott neve*] [*számú*] szavazati jog birtoklására szóló meghatalmazása [*dátum*]-án/-én lejár.

10. További információk, ha szükséges:

A fent bejelentett ügylet egy részvényeladási és visszavásárlási ügylet visszavásárlási lába – az eladási lábat illetően hivatkozunk a jelen bejelentéssel egyidejűleg megtett külön bejelentésünkre és a jelen bejelentéshez csatolt kísérőlevélre.

Kelt Bécs, 2008. december 12.

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
1090 Wien
OMV Aktiengesellschaft
OMV

Name/Név:
Position/ Beosztás:

A formanyomtatvány melléklete[xvii]

a) A bejelentésre kötelezett személy azonosító adatai:

Teljes név	OMV Aktiengesellschaft
Cím	1090 Bécs, Otto Wagner-Platz 5., Ausztria
Telefonszám	+43 1 404 40 21674
Faxszám	+43 1 404 40 621674
Egyéb lényeges információ (természetes személy kivételével legalább egy kapcsolattartó személy)	Mr. Klaus Orlovits

b) A bejelentő személy azonosító adatai [amennyiben az *a)* pontban említett személy nevében más teszi meg a bejelentést]:

c) További információk

Tájékoztató a formanyomtatvány kitöltéséhez

[i] Ezt a nyomtatványt el kell küldeni a kibocsátó (eredeti kibocsátó) részére, továbbá egyidejűleg be kell nyújtani a Felügyelethez.

[ii] A jogalany teljes neve vagy a kibocsátó (eredeti kibocsátó) azonosítására szolgáló egyéb információ.

[iii] A Tpt. 61. §-ában foglaltakkal összhangban az alábbi személy(ek) megjelölése szükséges:

a) a részvényes;

b) a Tpt. 61. § (5) bekezdés *b)-h)* pontjában szereplő esetekben szavazati jogokat megszerző, értékesítő vagy azokat gyakorló természetes vagy jogi személy;

c) a Tpt. 61. § (5) bekezdés *a)* pontjában említett megállapodás minden aláíró fele;

d) pénzügyi eszközök birtokosa, aki jogosult olyan már kibocsátott részvények megszerzésére, amelyekhez szavazati jogok kapcsolódnak.

A Tpt. 61. § (5) bekezdés *b)-h)* pontjában említett ügyletekhez kapcsolódóan az alábbi személy(ek) megjelölése szükséges:

a *b)* pontban meghatározott esetben a szavazati jogokat megszerző, és azok gyakorlására a megállapodás értelmében jogosult természetes személy vagy jogi személy, és a szavazati jogokat ellenszolgáltatás fejében ideiglenesen átruházó természetes személy vagy jogi személy;

a *c)* pontban meghatározott esetben a biztosítékot birtokló természetes személy vagy jogi személy, feltéve, hogy a természetes vagy jogi személy ellenőrzi a szavazati jogokat és bejelenti azok gyakorlásának szándékát, valamint az ezen körülmények között a biztosítékot elhelyező természetes vagy jogi személy;

a *d)* pontban meghatározott esetben a részvényeken haszonélvezettel rendelkező természetes személy vagy jogi személy, ha ez a személy jogosult a részvényekhez kapcsolódó szavazati jogok gyakorlására, valamint a haszonélvezet létesítésekor a szavazati jogokat értékesítő természetes vagy jogi személy;

az *e)* pontjában meghatározott esetben az ellenőrző természetes személy vagy jogi személy és az ellenőrzött vállalkozás, amely egyéni alapon a Tpt. 61. § (1) bekezdése és (5) bekezdésének *a)-d)* pontja értelmében, vagy az említett esetek kombinációja alapján bejelentési kötelezettséggel rendelkezik;

az *f)* pontban meghatározott esetben a letétbe helyezett részvények megőrzője, ha a nála letétbe helyezett részvényekhez kapcsolódó szavazati jogokat saját belátása szerint gyakorolhatja, valamint a letétbe helyező, aki engedélyezi a megőrző számára a szavazati jogok saját belátása szerinti gyakorlását;

a *g)* pontban meghatározott esetben a szavazati jogokat birtokló természetes vagy jogi személy;

a *h)* pontban meghatározott esetben a meghatalmazott, ha saját belátása szerint gyakorolhatja a szavazati jogokat, és a meghatalmazottat meghatalmazó részvényes, aki engedélyezi a meghatalmazott számára a szavazati jogok saját belátása szerinti gyakorlását.

[iv] A Tpt. 61. § (5) bekezdés *b)-h)* pontjában említett esetekben alkalmazandó. Itt annak a részvényesnek a teljes neve szerepel, aki ezen joghelyen említett természetes személy vagy jogi személy szerződő fele, kivéve ha a részvényes által birtokolt szavazati jogok százalékaránya alacsonyabb annál a legalacsonyabb küszöbértéknél, amelyet a nemzeti jog a szavazati jogokban való részesedések közzétételére meghatározott.

[v] A küszöb átlépésének időpontja rendes esetben az az időpont, amikor a megvásárlás, az értékesítés vagy a szavazati jogok gyakorlásának lehetősége hatályba lép. A passzív átlépések esetében az az időpont, amikor a társasági esemény megtörtént.

[vi] A Tpt. 61. §-a szerinti bejelentési kötelezettség alól történő mentesülés esetén nem kell összesíteni a közvetlen és a közvetett adatokat, azonban fel kell tüntetni a mentesüléssel kapcsolatos információkat a formanyomtatvány mellékletében foglaltak szerint.

[vii] Adja meg az előző bejelentésben közzétett helyzetet. Amennyiben a kiváltó ügyletet megelőző helyzet a legalacsonyabb küszöbérték (5%) alatt volt, kérjük, írja be: „a minimális küszöbérték alatt".

[viii] Ha a részesedés aránya a legalacsonyabb küszöbérték (5%) alá esett, előfordulhat, hogy a nemzeti jog értelmében nem szükséges közzétenni a részesedés mértékét, csak a tényt, hogy az új részesedés a minimális küszöbérték alatt van.

A Tpt. 61. § (5) bekezdés *a)* pontjában meghatározott esetben nem kell közzétenni a megállapodás szerződő feleinek egyéni részesedését, kivéve, ha valamely fél egyénileg elér vagy átlép egy, a Tpt. 61. § (1) bekezdésében meghatározott küszöbértéket. Megállapodás megkötésekor, módosításakor vagy megszűnésekor alkalmazandó rendelkezés.